FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 333-132289

Embraer - Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

This report on Form 6-K shall be incorporated by reference in the Registration Statements (Registration Nos. 333-139521 and 333-141629), as amended, filed by Embraer-Empresa Brasileira de Aeronáutica S.A. under the Securities Act of 1933, as amended, or the Securities Act, to the extent not superseded by documents or reports subsequently filed by Embraer-Empresa Brasileira de Aeronáutica S.A. under the Securities Act or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

April 26, 2007	By:	/s/ Antonio Luiz Pizarro Manso
Name: Antonio Luiz Pizarro Manso Title: Executive Vice-President Corporate and Chief Financial Officer

EXHIBIT INDEX

1.	Resolutions for Meeting of the Board of Directors, dated April 23, 2007.

2.	Press Release announcing filing of Company’s 2006 Annual Report on Form 20-F.